EXHIBIT 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement on Form S-8 No. 333-82081 of Flowserve Corporation of our report dated June 15, 2012, with respect to the statements of net assets available for benefits of the Flowserve Corporation Retirement Savings Plan as of December 31, 2011 and 2010, the related statement of changes in net assets available for benefits for the year then ended, and the related supplemental schedules of Form 5500, Schedule H, Line 4a - Schedule of Delinquent Participant Contributions as of December 31, 2011, and Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the Flowserve Corporation Retirement Savings Plan.

/s/ Whitley Penn LLP

Whitley Penn LLP
Fort Worth, Texas
June 15, 2012